UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On November 18, 2024, Golden Heaven Group Holdings Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors. The investors agreed to subscribe for and purchase from the Company, through a private placement, a total of 20,000,000 Class A ordinary shares of the Company, par value $0.005 per share (“Class A Ordinary Shares”) for a total purchase price of US$25.2 million. In addition, pursuant to the Securities Purchase Agreement, the Company issued warrants (the “Warrants”) to the investors granting the investors the right to purchase up to 40,000,000 Class A Ordinary Shares in aggregate at an exercise price of US$1.386.

On April 22, 2024, the Company entered into a series of amendments to warrant with existing holders of warrants, pursuant to which, (i) the exercise price were amended from US$1.386 to US$0.3, and (ii) the existing holders of warrants agreed to exercise their respective warrants in whole concurrently with execution of such amendment.

The foregoing description of the amendments to warrant does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the full texts of the form of an amendment to warrant, which is filed as Exhibits 99.1 to this Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Amendment to Warrant dated April 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: May 5, 2025	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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